                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                               EQUITY OIL COMPANY
                               ------------------
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                   294749-10-6
                                 --------------
                                 (CUSIP Number)

                             John W. Straker, Jr.
                            The Oxford Oil Company
                                 P.O. Box 910
                               4900 Boggs Road
                         Zanesville, Ohio 43702-0910
                                (740) 452-4503
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 August 31, 2000
                                 ---------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------                         ---------------------------
CUSIP NO.: 294749-10-6                                       PAGE 2 OF 7 PAGES
           -----------
----------------------------                         ---------------------------

--------- ----------------------------------------------------------------------
   1

          NAMES OF REPORTING PERSONS          John W. Straker, Jr.


          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------- ----------------------------------------------------------------------
   2

          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

                                                       (a) [X]
                                                       (b) [ ]
--------- ----------------------------------------------------------------------
   3

          SEC USE ONLY

--------- ---------------------------------------------------------------------
   4

          SOURCE OF FUNDS (See instructions)         PF

--------- ----------------------------------------------------------------------
   5

          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(E).                              [ ]

--------- ----------------------------------------------------------------------
   6

          CITIZENSHIP OR PLACE OF ORGANIZATION           United States

--------- ----------------------------------------------------------------------
                                            7

        NUMBER OF SHARES BENE-                   SOLE VOTING POWER
        FICIALLY OWNED BY EACH
        REPORTING PERSON WITH:                   985,550 shares of common stock

                                         -------- ------------------------------
                                            8

                                                 SHARED VOTING POWER

                                                 -0-

                                         -------- ------------------------------
                                            9

                                                  SOLE DISPOSITIVE POWER

                                                  985,550 shares of common stock

                                         -------- ------------------------------
                                           10

                                                  SHARED DISPOSITIVE POWER

                                                  -0-

---------------------------------------- ---------------------------------------
  11

          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                              985,550 shares of common stock consisting of 240,500 shares directly owned and 745,050 shares owned by The Oxford Oil Company

--------- ----------------------------------------------------------------------
12

          CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See instructions).                                    [ ]

--------- ----------------------------------------------------------------------
13

          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.8 % of common stock

--------- ----------------------------------------------------------------------
14

          TYPE OF REPORTING PERSON (See instructions)               IN

--------- ----------------------------------------------------------------------


                               Page 2 of 7 Pages

                                  SCHEDULE 13D

---------------------------                         ----------------------------
CUSIP NO.: 294749-10-6                                        PAGE 3 OF 7 PAGES
           -----------
---------------------------                         ----------------------------

--------- ----------------------------------------------------------------------
   1

          NAMES OF REPORTING PERSONS           The Oxford Oil Company


          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          31-0682258
--------- ----------------------------------------------------------------------
   2

          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)


                                                       (a) [X]
                                                       (b) [ ]

--------- ----------------------------------------------------------------------
   3

          SEC USE ONLY

--------- ----------------------------------------------------------------------
   4

          SOURCE OF FUNDS (See instructions)          WC

--------- ----------------------------------------------------------------------
   5

          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(E).                                            [ ]

--------- ----------------------------------------------------------------------
   6

          CITIZENSHIP OR PLACE OF ORGANIZATION                 Ohio

--------- ----------------------------------------------------------------------
                                            7

        NUMBER OF SHARES BENE-                    SOLE VOTING POWER
        FICIALLY OWNED BY EACH
        REPORTING PERSON WITH:                    745,050 shares of common stock

                                         -------- ------------------------------
                                            8

                                                  SHARED VOTING POWER

                                                  -0-

                                         -------- ------------------------------
                                            9

                                                  SOLE DISPOSITIVE POWER

                                                  745,050 shares of common stock

                                         -------- ------------------------------
                                           10

                                                  SHARED DISPOSITIVE POWER

                                                  -0-
--------------------------------------------------------------------------------
  11

          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          745,050 shares of common stock (directly owned)


--------- ----------------------------------------------------------------------
12

          CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See instructions).                                        [ ]

--------- ----------------------------------------------------------------------
13

          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.9% of common stock

--------- ----------------------------------------------------------------------
14

          TYPE OF REPORTING PERSON (See instructions)                 CO

--------- ----------------------------------------------------------------------


                               Page 3 of 7 Pages

                                  SCHEDULE 13D

                           ---------------------------
CUSIP NO.: 294749-10-6


NOTE: This Amendment No. 2 to the Schedule 13D dated May 24, 2000 is filed to reflect the increase in holdings of the Reporting Persons in Equity Oil Company ("Equity Oil") as the result of the acquisition by The Oxford Oil Company ("Oxford Oil") of 131,700 shares of common stock (1.0% of outstanding shares) since the filing of Amendment No. 1 to the Schedule 13D dated July 10, 2000. Items 3 and 5 are amended and restated as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-------  -------------------------------------------------

Straker used $326,613 of his personal funds to purchase 240,500 shares of common stock and Oxford Oil used $1,552,298 from its working capital to purchase 745,050 shares of common stock of Equity Oil in open market transactions on Nasdaq from February 25, 1999 through August 31, 2000 at an aggregate price of $1,878,911 (or an average price of $1.91 per share).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
-------  ------------------------------------

(a)      Aggregate Number and Percentage of Securities
         ---------------------------------------------

         According to Equity Oil's Quarterly Report on Form 10-Q filed on August 4, 2000, there are 12,643,440 shares of common stock outstanding. The percentages in this report are based upon this information.

         Straker holds directly 240,500 shares of common stock (representing 1.9% of the outstanding shares of common stock) and Oxford Oil holds 745,050 shares of common stock (representing 5.9% of the outstanding shares of common stock). Pursuant to Rule 13d-3 of the Exchange Act, Straker may be deemed to be the beneficial owner of all 985,550 shares of common stock held by the Reporting Persons representing 7.8% of the outstanding shares of common stock.

         None of the Officers and Directors is the beneficial owner of any shares of common stock.

(b)      Power to Vote and Dispose
         -------------------------

         The Reporting Persons as a group have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the shares of common stock. See Item 2(a).

(c)      Transactions since the filing of Amendment No. 1 to the Schedule 13D
         --------------------------------------------------------------------
         dated July 10, 2000
         -------------------

Straker has not engaged in the purchase or disposition of any shares of common stock in Equity Oil since the filing of Schedule 13D dated May 24, 2000. Oxford Oil has engaged in the following transactions in shares of common stock since the filing of Amendment No. 1 to the Schedule 13D dated July 10, 2000. All transactions involved purchases of shares on the Nasdaq.

OXFORD OIL
----------

TRANSACTION                NUMBER OF                 PRICE PER
DATE                       SHARES                    SHARE*
---------------------------------------------------------------

     7/11/00                  300                      2 7/16
     7/11/00                  500                      2 3/8
     7/11/00                  300                      2 1/2
     7/26/00                  500                      2 3/8
     7/26/00                5,000                      2 3/8
     7/26/00                6,000                      2 3/8
     7/26/00               10,000                      2 3/8
     7/26/00                  500                      2 3/8
     7/26/00                1,300                      2 3/8
     7/26/00                  500                      2 3/8
     7/27/00                5,000                      2 3/8
     7/27/00               10,000                      2 3/8
     7/27/00                2,000                      2 3/8
     7/27/00                  700                      2 3/8
     7/27/00                9,000                      2 3/8




                                Page 4 of 7 Pages

                                  SCHEDULE 13D

                           ---------------------------
CUSIP NO.: 294749-10-6

TRANSACTION                NUMBER OF                 PRICE PER
DATE                       SHARES                    SHARE*
---------------------------------------------------------------


     7/31/00                  700                      2 11/32
     8/1/00                 1,000                      2 5/16
     8/1/00                   300                      2 5/16
     8/1/00                 1,000                      2 5/16
     8/2/00                 1,000                      2 1/4
     8/2/00                 3,000                      2 1/4
     8/2/00                 1,000                      2 1/4
     8/2/00                 3,500                      2 1/4
     8/4/00                 1,000                      2 1/4
     8/4/00                   100                      2 1/4
     8/4/00                   300                      2 7/32
     8/7/00                   100                      2 1/8
     8/7/00                   100                      2 3/16
     8/7/00                   100                      2 3/16
     8/7/00                   200                      2 3/16
     8/7/00                   200                      2 3/16
     8/7/00                   200                      2 3/16
     8/7/00                   200                      2 3/16
     8/7/00                   200                      2 3/16
     8/7/00                   200                      2 3/16
     8/7/00                   200                      2 3/16
     8/7/00                   200                      2 3/16
     8/7/00                   200                      2 3/16
     8/7/00                   200                      2 3/16
     8/7/00                   200                      2 3/16
     8/7/00                   200                      2 3/16
     8/7/00                   200                      2 3/16
     8/7/00                   200                      2 3/16
     8/7/00                   200                      2 3/16
     8/7/00                   200                      2 3/16
     8/7/00                   200                      2 3/16
     8/7/00                   200                      2 3/16
     8/7/00                   200                      2 3/16
     8/7/00                   200                      2 3/16
     8/7/00                   200                      2 3/16
     8/7/00                   200                      2 3/16
     8/7/00                   200                      2 3/16
     8/7/00                   200                      2 3/16
     8/7/00                   200                      2 3/16
     8/7/00                   200                      2 3/16
     8/7/00                   200                      2 3/16
     8/7/00                   500                      2 3/16
     8/7/00                   500                      2 3/16
     8/14/00                  400                      2 5/16
     8/15/00                  500                      2 7/16
     8/24/00                2,000                      2 9/16
     8/24/00                3,000                      2 9/16
     8/24/00                3,000                      2 9/16
     8/24/00                  100                      2 9/16
     8/24/00                  100                      2 9/16
     8/24/00                1,300                      2 9/16
     8/24/00                  100                      2 9/16
     8/31/00                1,000                      2 11/16
     8/31/00                  400                      2 3/4




                               Page 5 of 7 Pages

                                  SCHEDULE 13D

                           ---------------------------
CUSIP NO.: 294749-10-6

TRANSACTION                NUMBER OF                 PRICE PER
DATE                       SHARES                    SHARE*
---------------------------------------------------------------


     8/31/00                  800                      2 3/4
     8/31/00                  400                      2 3/4
     8/31/00                2,000                      2 3/4
     8/31/00                2,000                      2 3/4
     8/31/00               20,000                      2 3/4
     8/31/00                1,000                      2 3/4
     8/31/00               10,000                      2 3/4
     8/31/00               12,000                      2 3/4
     8/31/00                  400                      2 3/4

*    EXCLUDING COMMISSIONS


(d)      Certain Rights of Other Persons
         -------------------------------

         Not applicable.

(e)      Date Ceased to Be 5% Owner
         --------------------------

         Not applicable.











                               Page 6 of 7 Pages

                                  SCHEDULE 13D

                           ---------------------------
CUSIP NO.: 294749-10-6



                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            September 5, 2000
                                            --------------------------
                                            Date

                                            /s/  John W. Straker, Jr.
                                            -------------------------
                                            Signature
                                            Name:    John W. Straker, Jr.

                                            The Oxford Oil Company

                                            By:  /s/  John W. Straker, Jr.
                                            ------------------------------
                                            Signature
                                            Name:    John W. Straker, Jr.
                                            Title:   President







                               Page 7 of 7 Pages